Exhibit 99

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

<u>**FOR IMMEDIATE RELEASE**</u>

STAGE STORES REPORTS MAY SALES

HOUSTON, TX, June 4, 2009 - Stage Stores, Inc. (NYSE: SSI) today reported that its total sales for the four week May period ended May 30, 2009 decreased 4.7% to $116.8 million from $122.6 million in the prior year four week May period ended May 31, 2008. Comparable store sales decreased 7.2% this year versus an increase of 0.1% last year.

Merchandise categories that performed better than the Company average were accessories, cosmetics, dresses, intimates, men's, misses sportswear, petites and plus sizes. With regard to region of the country, the Mid Atlantic and the Southwest were the Company's best performing regions, and the Southeast was its weakest.

SALES SUMMARY

	Comparable Store Sales Trend % Increase (Decrease)		Total Sales ($ in Millions)	
Fiscal Period	2009	2008	2009	2008
1st Quarter	(9.0)%	(5.4)%	$333.5	$353.5
May	(7.2)	0.1	116.8	122.6
Year-To-Date (4 Mos)	(8.6)	(4.0)	450.3	476.1

<u>Store Activity</u>
No stores were opened or closed during May.

<u>About Stage Stores</u>
Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities through 747 stores located in 39 states. The Company operates its stores under the four names of Bealls, Palais Royal, Peebles and Stage. For more information about Stage Stores, visit the Company's web site at www.stagestores.com.

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